# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Inogen Inc, CIK 0001294133
CUSIP: 45780L104
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 859 WARD DRIVE, GOLETA, California (CA), 93111
Date of event which requires filing of this statement: 02/21/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002055576

## Reporting persons
- Yuwell (Hong Kong) Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); sole voting power 2,626,425; shared voting power 0; sole dispositive power 2,626,425; shared dispositive power 0; aggregate amount beneficially owned 2,626,425 (9.9% of the class)
  Comment: Note to Row 11: See Item 4.
- Jiangsu Yuyue Medical Equipment & Supply Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); sole voting power 2,626,425; shared voting power 0; sole dispositive power 2,626,425; shared dispositive power 0; aggregate amount beneficially owned 2,626,425 (9.9% of the class)
  Comment: Notes to Rows 5, 7, and 9: Jiangsu Yuyue Medical Equipment & Supply Co., Ltd. may be deemed to have beneficial ownership over 2,626,425 shares of Common Stock held of record by Yuwell (Hong Kong) Holdings Limited. Yuwell (Hong Kong) Holdings Limited is a company registered in Hong Kong and is a wholly-owned subsidiary of Jiangsu Yuyue Medical Equipment & Supply Co., Ltd.
  
  Note to Row 11: See Item 4.

## Item 1. Issuer
Name of issuer: Inogen Inc
Address of issuer's principal executive offices: 859 Ward Drive Goleta, California 93111

## Item 2. Person Filing
Name of person filing:
Yuwell (Hong Kong) Holdings Limited
Jiangsu Yuyue Medical Equipment & Supply Co., Ltd.
Address of principal business office or, if none, residence:
The business address of Yuwell (Hong Kong) Holdings Limited is Huanyuan East Road No.1, Xuzhuang Software Park No.1, Nanjing, Jiangsu, the People's Republic of China.

The business address of Jiangsu Yuyue Medical Equipment & Supply Co., Ltd is Huanyuan East Road No.1, Xuzhuang Software Park No.1, Nanjing, Jiangsu, the People's Republic of China.
Citizenship:
Yuwell (Hong Kong) Holdings Limited: Hong Kong
Jiangsu Yuyue Medical Equipment & Supply Co., Ltd.: China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Item 4(a) is set forth in Row 9 of the cover page for each Reporting Person and is incorporated herein by reference.
Percent of class:
The information required by Item 4(b) is set forth in Row 11 of the cover page for each Reporting Person and is incorporated herein by reference.

The percentage of the total outstanding Common Stock is calculated based on the sum of (i) the 23,903,119 shares of Common Stock outstanding as of January 25, 2025, as reported in Section 3.2 to the Securities Purchase Agreement, dated January 25, 2025, by and between the issuer and Yuwell (Hong Kong) Holdings Limited (the "Securities Purchase Agreement"), attached as exhibit 10.2 to issuer's Current Report on Form 8-K filed with the SEC on January 27, 2025 and (ii) the 2,626,425 shares of Common Stock issued pursuant to the Securities Purchase Agreement.
Sole power to vote or to direct the vote: 2,626,425
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,626,425
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Yuwell (Hong Kong) Holdings Limited: /s/ Qun Wu, Qun Wu / Director (02/24/2025)
- Jiangsu Yuyue Medical Equipment & Supply Co., Ltd.: /s/ Qun Wu, Qun Wu / Chief Executive Officer (02/24/2025)